

April 9, 2016

<u>Via E-Mail</u>
Andrew Freedman
Olshan, From & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Green Dot Corporation**
> **PREC14A filed on April 1, 2016**
> **File No. 1-34819**

Dear Mr. Freedman:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement filed on April 1, 2016</u>

<u>Letter to Shareholders and Cover Page of the Proxy Statement</u>

1. Please provide a supporting cite in the proxy statement for the quote from Mr. Streit included immediately after the first paragraph of the letter to shareholders. Where, when and in what context was this statement made? We may have additional comments.

2. Where you state the number of shares of Green Dot owned by Harvest and its nominees throughout the proxy statement, state the percentage of the total outstanding Company shares that figure represents.

Background to the Solicitation, page 4

3. Refer to the disclosure in the fourth bullet point on page 7 in this section. To support the assertions there regarding the contents of the May 22, 2015 letter from Green Dot's corporate counsel to JMP Group CEO Joe Jolson, please provide that letter supplementally. We may have additional comments.

4. Clarify what statements by Mr. Streit in the February 24, 2016 earnings conference call Harvest believes are factual misrepresentations and explain why you believe them to be inaccurate.

Reasons for the Solicitation, page 11

5. We note the acknowledgement on page 18 that even if your nominees are elected, they will constitute a minority of the board and you will not have the ability to remove Mr. Streit as CEO without the support of existing Company directors. Please include similar disclosure in a prominent location further toward the beginning of the proxy statement, where you initially criticize Mr. Streit's performance as CEO.

6. The peer groups to which you compare Green Dot's performance are not clear from the materials you cite at www.fixgdot.com. Please include them in the proxy statement or in an annex. All soliciting materials should be filed as such.

We are concerned with the Company's Executive Compensation Practices, page 18

7. Please supplementally provide the 2015 ISS report cited in footnote 13 on page 19.

We are concerned with the Lack of Sufficient Stock Ownership among Green Dot's Independent Directors, page 20

8. You express the belief that the "small collective ownership position of Green Dot's independent directors may compromise the Board's ability to properly evaluate the substantial opportunities to enhance shareholder value…" (We also note a similar statement on page 21 referencing the lack of "skin in the game"). Balance these assertions by disclosing the percentage of shares beneficially owned by each of your director nominees, apart from their affiliation with Harvest. We note that at least one of your nominees appears to own no shares and the others own very small stakes. Since you assert elsewhere that your nominees will be independent of Harvest if elected and will act in the best interests of all shareholders, it is not clear how this is consistent with attribution of ownership of an equity stake in the Company held by Harvest.

We Believe Substantial Opportunities Exist at Green Dot to Create Value for All Shareholders, page 21

9. Refer to the last bullet point on page 21. Explain and provide a basis for your assertion that "Green Dot can eliminate at least $25 million of inefficient annual expenses through a standard realignment." In addition, identify the "third party cost structure consultants" with whom you have discussed these projections. Your expanded disclosure should discuss the underlying assumptions and limitations on these cost savings projections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions